UNITED STATES OF AMERICA

BEFORE THE

FEDERAL ENERGY REGULATORY COMMISSION



San Diego Gas & Electric Company    )
                                    ) Docket No. EC97-___-000
Enova Energy, Inc.                  )



PREPARED DIRECT TESTIMONY

OF

WILLIAM H. HIERONYMUS



I.   QUALIFICATIONS AND SUMMARY OF CONCLUSIONS

Q.   PLEASE STATE YOUR NAME AND BUSINESS ADDRESS.
A.   I am William H. Hieronymus.  My business address is Putnam,
Hayes & Bartlett, 1 MemoriaI Drive, Cambridge, MA, 02138.

Q.   WHAT IS YOUR OCCUPATION?
A. I am a Managing Director of Putnam, Hayes & Bartlett, Inc. ("PHB"), an economic and management consulting firm with offices in Cambridge, Washington, DC, Palo Alto, CA, Los Angeles, CA, London, England, Auckland, New Zealand, and Wellington, New Zealand.
     I received my Bachelor's degree from the University of Iowa in 1965, my Master's degree in economics in 1967 and a Doctoral degree in economics in 1969 from the University of Michigan, where I was a Woodrow Wilson Fellow and National Science Foundation Fellow. After serving in the U.S. Army, I began my consulting career. In 1973, I joined Charles River Associates Inc. as a specialist in antitrust economics. By the mid-1970s my focus was principally on the economics of energy and network industries. In 1978, I joined PHB, where my consulting practice has focused almost exclusively on network industries, particularly electric utilities.
     During the past 23 years, I have completed numerous assignments for electric utilities; state and federal government agencies and regulatory bodies; energy and equipment companies; research organizations and trade associations; independent power producers and investors; international aid and lending agencies; and foreign governments. While I have worked on most economics-related aspects of the utility sector, a major theme has been public policies and their relation to the operation of utility companies.
     Since about 1988, the main focus of my consulting has been on electric utility industry restructuring, regulatory innovation and privatization. In that year I began work on the restructuring and privatization of the electric utility industry of the United Kingdom, an assignment on which I worked nearly full time through the completion of that restructuring in 1990.
I also led a major study of the reorganization of the New
Zealand electricity sector, focusing mainly on competition issues in the generating sector. Following privatization of the U.K. industry, I continued to work in the United Kingdom for electricity clients based there, and I was also involved in restructuring studies concerning the former Soviet Union, Eastern Europe, the European Union and specific European countries.
     In 1993, I returned to the United States, where I have worked on restructuring, regulatory reform and, more generally, on the increasingly competitive future of the U.S. electricity industry. In this context, I have sponsored testimony before the Federal Energy Regulatory Commission (FERC or "the Commission") and state utilities commissions in several merger and market rate cases. In particular, I have sponsored testimony before the FERC and the California Public Utilities Commission (CPUC) on the restructuring process in California and the market power issues that it raises.
     More generally, I have testified before state and federal regulatory bodies, legislative bodies and federal courts on numerous occasions, principally on electric utility matters but also on antitrust and civil litigation. My resume is attached as Exhibit No. ___ (WHH-1).

Q.   WHAT IS YOUR ASSIGNMENT IN THIS PROCEEDING?
A. I have been asked by San Diego Gas & Electric Company (SDG&E) and Enova Energy, Inc. ("Enova Energy"; collectively, "Applicants") to evaluate the impact of the proposed merger of Pacific Enterprises (PE) and Enova Corporation ("Enova") on the competitiveness of electricity markets. This testimony contains the findings of that analysis.

Q.   WHAT MARKETS DID YOU CONSIDER?
A. I examined the merger's potential impact on horizontal market power in markets for wholesale electricity generation.<F1>
-----------------------------------------------------------------
<F1>  In its Order No. 592, the Commission has stated that its merger assessments will address retail competition when it is requested to do so by a state commission that lacks authority under state law to conduct such a review. Docket No. RM-96-6-000, Order No. 592 ("Merger Policy Statement"), slip. op. at 51. The CPUC has jurisdiction over any retail markets affected by the proposed merger, and I have filed testimony before the CPUC that addresses those issues. Therefore, I have not examined retail electricity markets in this proceeding, other than with respect to interfuel competition.
----------------------------------------------------------------
     I have examined the potential for horizontal or vertical market power associated with electricity transmission. I have also considered whether the combination of PE's gas distribution and Enova's generation businesses could give rise to vertical market power. Finally, I have also considered whether retail interfuel competition exists in the limited area that is common to the franchised electric service territory of SDG&E and the franchised gas service territory of Southern California Gas Company ("SoCalGas," the gas utility subsidiary of PE).

Q.   PLEASE SUMMARIZE YOUR CONCLUSIONS.
A. This merger will not reduce competition or create market power in any of the markets I have examined. Fundamentally, the merger will combine the holding companies of two utilities. One is a gas utility whose electricity market participation is limited to ownership of a small number of affiliated qualifying facilities (QFs) that are in the process of being at least partially divested. The other is an adjacent gas and electric utility.
     The two companies do not compete to any significant extent, and the merger will have no adverse horizontal effects. Any potential vertical effects will be prevented by existing CPUC rate regulation and standard regulatory restrictions on affiliate dealings.
     More specifically, the merger will not create horizontal market power in electric generation. It involves a small and severely capacity-short electric utility, which currently has very little ability to compete in wholesale electricity markets and will be a small player in the planned WEPEX market, and an alternative energy company (PE's subsidiary, Pacific Energy) that has very little capacity. All of the PE capacity resources are sold under long-term contracts and PE will have to divest substantially more than half of those resources before the merger is consummated to comply with PURPA restrictions on qualifying facility ownership.
     Because the merging companies will have so little capacity available to participate in the wholesale electricity market, it necessarily follows that the merger will have, at most, a very small effect on the merged entities' market share and in the concentration level (as reflected by the Herfindahl-Hirschman Index, or HHI) of any geographic or product market. Even using the narrowest possible geographic market definition, and greatly underestimating the amount of capacity available to compete with the companies' resources, the change in the HHI associated with this merger is less than 10 points. According to the Department of Justice/Federal Trade Commission Merger Guidelines ("Merger Guidelines"), mergers that change the HHI by less than 50 points are presumed not to reduce market competitiveness, even in highly concentrated markets. This merger clearly meets that criterion.
     Because these facts are so clear, I have taken a very conservative approach to implementing the market power analysis described in Commission Order No. 592 ("Merger Policy Statement"). As is discussed below, I have limited my analysis to a highly conservative analysis of the structure of potential geographic markets using the guidance set forth in Appendix A to that Statement. From this analysis, I believe that it clearly and logically follows that the merger would fall well within the allowable limits of the screening criteria for any other markets that the Appendix A methodology would suggest to be appropriate, as such markets would almost certainly be more liberally defined than those I have examined here. As the Applicants have stated in the application in this proceeding, if the Commission disagrees with the conclusion that the full Appendix A analysis is unnecessary, and determines that its review of the proposed merger requires the complete screening analysis, then PE is willing to divest the remaining QF capacity in the Western Systems Coordinating Council (WSCC) that it could otherwise retain under PURPA. If this complete divestiture occurs, PE will no longer own any electric generation facilities in any relevant
geographic area and will have no electricity to sell.    As the
Commission states on Page 8 of the Merger Policy Statement, when merging firms lack facilities and do not sell relevant products in common geographic areas, there is no need for a screening analysis since the merger cannot have an adverse competitive impact.
     Given the de minimis participation of PE in electricity markets, the only potential competitive issue affecting electricity arises from the merger of SDG&E's electricity operations into a company also owning PE's gas operations. This merger will not have meaningful effects on horizontal market power stemming from the potential for competition between gas and electricity. Gas clearly is not directly substitutable for electricity in wholesale electricity markets. Any possible substitutability is derived from substitution at the retail level.
     While gas and electricity are substitutes in some uses, the weakness of substitution means that they cannot be considered to be in the same market under the Guidelines criteria for product market definition. Such substitution as is possible requires replacement of expensive durable appliances and other equipment.
     Further, the fact that there will be direct and vigorous competition among electricity suppliers in California means that the weak barrier to the exercise of market power that gas competition represents is redundant and irrelevant.
     I also find that this merger will neither create nor enhance horizontal or vertical market power related to electricity transmission. PE neither owns nor controls transmission facilities, and, under the California restructuring plan, operational control over SDG&E's transmission system will be transferred to an Independent System Operator (ISO). The merger therefore will not affect the breadth of transmission alternatives available to transmission service purchasers. Further, SDG&E has filed an open-access tariff in compliance with the Commission's Order No. 888. The existence of the ISO and SDG&E's open-access tariff ensure that no vertical market power exists, or could be augmented, by the merger. In this context it is also notable that PE will own only two MW of generation in the areas served by SDG&E transmission facilities.
     Hence, the merger cannot meaningfully increase any incentive that SDG&E might have, were it possible to do so, to manipulate its transmission to favor newly-affiliated generation.
     Similarly, this merger raises no significant concerns about the potential exercise of vertical market power in electricity generation through the combination of PE's gas operations with SDG&E's electricity operations.
     There is no competition between SDG&E and SoCalGas to provide gas transportation services to generators, and indeed they cannot do so under California franchise regulation. SDG&E is a transportation customer of SoCalGas. However, SoCalGas's transportation operations are subject to open-access regulation by the CPUC, and the price and other terms of its tariffs are CPUC-regulated, which provides protection against SoCalGas favoring affiliated generation. SoCalGas has undertaken to follow Commission Order No. 497 (as modified by subsequent Commission orders), so that if SDG&E receives any transportation discounts from SoCalGas, SoCalGas will contemporaneously post notice of those discounts on the SoCalGas electronic bulletin board and make a comparable discount available to all similarly situated non-affiliated shippers.
     Further, SoCalGas will not provide non-public market information to any affiliated marketer or to SDG&E's electricity marketing personnel.
     Finally, while the Commission's recent Merger Policy Statement focuses solely on wholesale competition, I have also considered the merger's possible impact on retail competition in the small area where the franchised gas and electric utility service territories of SDG&E and SoCalGas overlap. The overlap area (south Orange County) affects only seven percent of SDG&E's customers and less than two percent of SoCalGas's. The other 93 percent of SDG&E electric customers are already served by SDG&E's gas operations. Virtually all gas customers, and all electric customers in this area are served under CPUC regulated tariffs and electricity will be subject to electricity-on-electricity competition. Hence, the merger will not meaningfully affect competitive restraints on electricity pricing to the small proportion of customers that will now be served by an affiliated gas company.

Q.   HOW IS THE REMAINDER OF YOUR TESTIMONY ORGANIZED?
A. Section II briefly describes the merging parties' business operations. In Section III, I review the critical issues of merger analysis raised by the Merger Policy Statement. In
Section IV, I describe the very minor competitive presence of the merging parties and show that, even in the most narrowly-defined market, the merger will not create or enhance market power.
Section V summarizes my conclusions.


II.  DESCRIPTION OF THE MERGING PARTIES

Q.   PLEASE DESCRIBE PACIFIC ENTERPRISES.
A. PE is an exempt public utility holding company whose principal operating company is SoCalGas. SoCalGas, which is not engaged in the generation, sales or transmission of electricity, provides gas service to 4.7 million customers in central and southern California.<F2>
----------------------------------------------------------------
<F2>  SoCalGas owns seven fuel cell demonstration projects in southern California, with a total capacity of 1.6 megawatts. The electricity generated by each of these cells is used only by the facility at which the cell is located.
-----------------------------------------------------------------
     Exhibit No. ___ (WHH-2) depicts the SoCalGas service area. PE has a number of other subsidiaries, including two companies (Pacific Interstate Transmission Company and Pacific Interstate Offshore Company) that operate pipelines jurisdictional to FERC under the Natural Gas Act and Pacific Offshore Pipeline Company, a non-jurisdictional gathering facility.<F3>
----------------------------------------------------------------
<F3>  See Pacific Offshore Pipeline Co., 64 FERC Para. 61,167
(1993).
-----------------------------------------------------------------
   Two PE subsidiaries have some involvement in electricity markets. Pacific Energy has direct or (in some cases) indirect ownership interests in QFs that have a total of 182 megawatts
(MW) of capacity. Of that total capacity, 166 MW is located in the western United States, including 71 MW in northern California (of which PE owns 58.25 MW) and 78 MW in southern California (of which PE owns 54 MW). Exhibit No. ___ (WHH-3) lists these facilities, their total capacities, PE's share and their current contractual commitments. By the time the merger is consummated, in accordance with PURPA requirements Pacific Energy will have reduced its share in each of these plants to no more than 50 percent. Because some of these facilities already are partly owned by other electric utilities, PE will, in some cases, have to sell its entire ownership share. Specifically, it will be able to retain only 37.75 MW of the entitlements that it has in California, 15 MW of which are in southern California and 22.75 MW in northern California. It will retain only 2.5 MW of capacity elsewhere in the WSCC.
     Another PE subsidiary, Ensource, has been authorized by the FERC to sell electricity at market-based rates.<F4>
-----------------------------------------------------------------
<F4>  See letter of Mr. Donald J. Gelinas, Director, Division of
Applications, dated 10 July 1996 in FERC Docket No.
ER96-1919-000.
-----------------------------------------------------------------
    Ensource currently has no wholesale purchase or sales contracts and does not expect to undertake any such contracts in the future. Additionally, Ensource has filed a notice of cancellation of its FERC rate schedule in Docket No. ER97-703-000.

Q.   PLEASE DESCRIBE ENOVA CORPORATION.
A. Enova is an exempt public utility holding company with several subsidiaries. Its main subsidiary is SDG&E, a franchised utility serving 1.2 million electric customers in San Diego County and a small part of southern Orange County and 700,000 gas customers in San Diego County. Exhibit No. ___ (WHH-2) outlines SDG&E's gas and electric service territories.
     As an electric utility, SDG&E is significantly capacity-short. It has 2,403 MW of owned capacity and 1996 firm purchases (including purchases from QFs) of 1,434 MW; SDG&E makes no firm capacity sales.<F5>
-----------------------------------------------------------------
<F5>  SDG&E occasionally makes spot sales of very short-term capacity.
-----------------------------------------------------------------
     Its total firm resources in 1996 thus totaled 3,837 MW, against a forecast 1996 peak load and reserves of 3,919 MW.<F6>
-----------------------------------------------------------------
<F6>  SDG&E's actual 1996 peak, excluding reserves, was 3,305 MW.
-----------------------------------------------------------------
     SDG&E has for more than a decade followed a strategy of meeting its load through capacity purchases rather than generation expansions. It has therefore been capacity-short for several years and expects to remain so at least through the end of the decade. Exhibit No. ___ (WHH-4) shows SDG&E's loads and resources for 1996 through 2000. Not surprisingly, given its capacity/load balance, SDG&E has significant net purchases of energy; in 1995, for example, its net purchases were 10.1 million megawatt-hours (MWh), or 65 percent of its retail sales of 15.5 million MWh.<F7>
-----------------------------------------------------------------
<F7>  SDG&E FERC Form 1, 1995, page 401.  Its purchases were 10.5 million MWh and its non-requirements sales for resale were 0.4 million.
-----------------------------------------------------------------
     Under the California electric restructuring process ("WEPEX"), SDG&E, along with the other investor-owned utilities in California and other parties, will participate in the California power exchange (PX) and the California Independent System Operator (ISO), and has submitted extensive filings to both FERC and the CPUC concerning the creation and functioning of those institutions. As a generator, SDG&E will be a relatively small participant in the power exchange; it is about one-fifth the size of both Southern California Edison (SCE) and Pacific
Gas and Electric (PG&E) and one-third the size of the Los Angeles Department of Water and Power (LADWP). Even after the divestiture that SCE and PG&E have proposed in response to the CPUC's orders, each of those utilities will own more generating capacity than SDG&E.
     Other utilities that are wholly or primarily located outside California but are directly interconnected with California utilities, such as the Bonneville Power Administration and PacifiCorp, also are much larger than SDG&E. Under the Commission's restructuring orders, SDG&E is committed to bid in all of its generation to the exchange for the first five years, and to serve its retail load through purchases from the exchange. In testimony before the Commission and the CPUC, SDG&E has reported that it will have the ability, in about 750 hours a year, to exert market power within the San Diego Basin, due to transmission constraints on imports into the Basin. As I will describe a greater length below, SDG&E has submitted proposals that fully mitigate that market power.<F8>
-----------------------------------------------------------------
<F8>  See FERC Docket No. ER96-1663-000, Supplement of Southern
California Edison Company and San Diego Gas & Electric Company to Application for Authority to Sell Electric Energy at Market-Based Rates Using a Power Exchange, 29 May 1996, at III-23 to III-27.
-----------------------------------------------------------------
   Enova has another subsidiary engaged in sales of electricity. Enova Energy is a power marketer with recent FERC authorization to sell at market-based rates.<F9>
-----------------------------------------------------------------
<F9>  Enova Energy, Inc., 76 FERC Para. 61,242, (9 September
1996).
-----------------------------------------------------------------
     Enova Energy has made no sales of electricity at wholesale to date, and has no long-term purchase contracts.

III. MERGER ANALYSIS UNDER THE MERGER POLICY STATEMENT AND ITS
     APPLICATION TO THIS PROCEEDING

Q.   WHAT ARE THE GENERAL MARKET POWER ISSUES RAISED BY MERGER
     PROPOSALS?
A. Market power analysis of a merger proposal examines whether the merger would cause a material increase in the merging firms' market power or a significant reduction in the competitiveness of relevant markets. Market power is defined as the ability of a firm or group of firms to profitably sustain a significant increase in the price of their products above a competitive level.
     In merger market power analyses, the critical issue is the change in market competitiveness due to the merger, rather than whether relevant markets are fully competitive (i.e., were fully competitive prior to the merger). While the pre-merger competitiveness of markets may, as under the DOJ/FTC Merger Guidelines adopted by the Commission in the Merger Policy Statement,<F10>
-----------------------------------------------------------------
<F10>  Merger Policy Statement, slip op. at 22.
-----------------------------------------------------------------
    affect the amount of such change that is acceptable, the focus still is on the change in market competitiveness caused by the merger.
     This focus on the effect of the merger means that the merger analysis examines those business areas where the merging firms are competitors. As the Commission has noted, markets in which the merging firms do not compete will, in most instances, be unaffected by the merger. That is, no horizontal market power will be created by the merger of two companies that do not compete.
     It is possible, however, that mergers of non-competing companies could create vertical market power. This may occur in the case of a combination of a provider of an input with a user of that input. Vertical market power relates to the effect of the merger on the merging firms' ability and incentives to use their market position in a related business to affect competition. In the case of a merger of electric utilities, for example, vertical market power could result if the merger created an opportunity and incentive to operate transmission in a manner that created market power for the merged companies that did not exist previously.

Q.   WHAT ARE THE MAIN ELEMENTS IN DEVELOPING AN ANALYSIS OF
     MARKET POWER?
A. Broadly, understanding the competitive impact of a merger requires defining the relevant market (or markets) in which the merging firms participate. Participants in a relevant market include all suppliers (and in some instances, potential suppliers) that can compete in the supply of the products produced by the merging parties and whose ability to do so restrains the ability of the merging parties to increase prices. Thus, determining the scope of a market is fundamentally an analysis of the potential for competitors to respond to an attempted price increase. Typically, markets are defined in two dimensions: geography and product attributes. The relevant market is thus composed of companies that can supply a given product (or its close substitute) to customers in a given geographic area.

Q. WHAT METHOD DOES THE COMMISSION, IN ITS MERGER POLICY STATEMENT, SUGGEST USING FOR THE ANALYSIS OF PROPOSED MERGERS INVOLVING ELECTRIC UTILITIES?
A. The Commission has adopted the Guidelines approach to evaluating mergers. In adapting the Guidelines to the particular features of electricity, it has outlined a "screening analysis" that it expects will provide a conservative measure of competition in relevant product and geographic markets. The screening analysis method seeks to identify supply resources that are economically viable alternatives for the products sold by merger applicants and are physically capable of being delivered to the purchasers. The screening analysis will consider the supply alternatives available to electric utilities that are directly interconnected to either of the merging parties, as well as those electric utilities that historically have been trading partners with either or both merger applicants.<F11>
-----------------------------------------------------------------
<F11>  Merger Policy Statement, slip op. at Appendix A, p. 5.
-----------------------------------------------------------------
     In identifying these alternative capacity resources, the Commission has described a number of factors that should be considered, including the prevalence of transmission constraints, the level of posted transmission tariffs, and the costs associated with generation from that capacity.
     After the scope of these markets has been identified, i.e., the amount of capacity that can be expected to compete in making sales to each purchasing utility, and the ownership of that capacity, the merger's effect on their competitiveness is assessed. Mergers that meet the threshold criteria of the Guidelines, in terms of the change in HHI, will likely not be subject to further review of market power issues. Mergers that do not meet the Guidelines criteria will likely be set for hearing or otherwise be subject to additional examination. The Commission has suggested that the product markets it has previously found relevant long-term capacity, short-term capacity, and non-firm energy will continue to be its focus, although there may be cases in which those products should be considered under varying load or supply conditions.<F12>
-----------------------------------------------------------------
<F12>  Merger Policy Statement, slip op. at Appendix A, p. 4.
-----------------------------------------------------------------
     I should note that the screening analysis addresses issues of horizontal market power, but does not prescribe any particular methodology for analyzing vertical market power.

IV.  COMPETITION BETWEEN ENOVA AND PE

Q. IN ITS MERGER POLICY STATEMENT, HAS THE COMMISSION REQUIRED THAT THE SCREENING ANALYSIS BE PERFORMED IN SUPPORT OF EVERY MERGER INVOLVING AN ELECTRIC UTILITY?
A. No, it has not. In both the body of the Merger Policy Statement, as well as in its Appendix A, which details the competitive analysis screen, the Commission has stated that proposed mergers of companies that do not compete in common markets need not be evaluated through the screening analysis.<F13>
-----------------------------------------------------------------
<F13>  Merger Policy Statement, slip op. at 8 and at Appendix A,
p. 22.
-----------------------------------------------------------------
Q. ARE THE PARTIES PROPOSING A MERGER FOR WHICH THE SCREENING ANALYSIS IS NECESSARY?
A. No. PE's capacity resources are extremely small, providing it with virtually no ability to compete in electricity markets. Combining the PE resources with the SDG&E capacity which is relatively minor itself will produce a tiny change in the HHI (less than 10 points), even using the narrowest possible definition of geographic markets and severely limiting the capacity that is considered to compete with the companies' capacity.<F14>
-----------------------------------------------------------------
<F14>  In my analysis, I focus on non-firm energy markets.  The
Commission has previously found that long-term capacity markets are presumptively competitive; in Docket No. ER96-1663-000, SDG&E has noted that it does not control generation sites. See FERC Docket No. ER96-1663-000, Supplement of Southern California Edison Company and San Diego Gas & Electric Company to Application for Authority to Sell Electric Energy at Market-Based Rates Using a Power Exchange, 29 May 1996, at III-28. Analysis of short-term capacity markets is unnecessary because SDG&E is, as discussed above, severely capacity-short and all of PE's capacity is committed via long-term contract.
     Consequently, the companies have no uncommitted resources with which to compete in capacity markets.
-----------------------------------------------------------------

Q. PLEASE DESCRIBE HOW YOU REACHED THE CONCLUSION THAT THE MERGER WILL NOT CREATE A MATERIAL CHANGE IN HHI LEVELS.
A. As I have said, PE's only generation resources are the Pacific Energy QFs located in California, Washington, Maine and Maryland. Clearly, only the California and Washington facilities (with a total capacity of 166 MW) could conceivably be relevant to the analysis of this merger. In order to comply with PURPA standards that require utilities and their affiliates to own no more than a 50 percent share of any QF, PE will, by the time of the merger, divest all but 40.25 MW of its interest in the WSCC facilities. This is all of the capacity that PE brings to the merger under the broadest possible definition of a relevant geographic market.
     Similarly, SDG&E is a very small participant in wholesale electricity markets. As shown in Exhibit No. ___ (WHH-4), for 1997 (at the time of the summer peak) the company projects 3,939 MW of total resources: 2,403 of owned capacity, 236 MW of purchases from cogeneration facilities and other non-utility generators, and firm purchases of 1,300 MW.<F15>
-----------------------------------------------------------------
<F15>  These figures are based on SDG&E's April 1996 submission to the California Energy Commission ("CEC"). I am advised that as part of its standard procurement process, SDG&E is completing short-term contracts that will allow it to meet its 1997 peak.
-----------------------------------------------------------------
     Thus, this merger will add at most 40.25 MW, about 1 percent, to the capacity currently available to SDG&E. This capacity is still more trivial relative to the capacity in the region as a whole; California alone contains over 50,000 MW of generating capacity. Even after the implementation of their announced divestitures, SCE and PG&E will both be larger than the combined company, as will LADWP; moreover, if SCE accepts, as it has announced it might, just two purchasers for its divested generation, each of those two purchasers would also be larger than the combined Pacific/Enova entity. In short, the new company will be a small participant in a region characterized by larger participants.

Q. HAVE YOU PERFORMED ANY ANALYSIS THAT MEASURES HOW THE MERGER WILL AFFECT CONCENTRATION?
A. Yes, I have. In Appendix A to the Merger Policy Statement, the Commission has described an approach to analyzing electricity related markets that focuses on the factors determining the scope of geographic and product markets. I have considered these factors, and made extremely conservative assumptions for each. The results of this analysis show that the proposed merger will not create or enhance market power in any geographic market under any load conditions.
     Specifically, I have analyzed competition in a geographic market consisting only of southern California, under the assumption that only generation located in southern California can compete in that market. Southern California is the narrowest destination market that could be addressed under FERC policy guidance. The assumption that no outside generation can compete in that market is very conservative. As a logical matter, it also is the case that if the merger does not increase concentration in southern California, it cannot increase it in any other destination market.
     As the Commission requests in Appendix A, I have examined the southern California market under different load conditions. SDG&E's generation consists only of must-take capacity (nuclear and cogeneration resources), fossil steam units, and peaking capacity.
     PE's only resources are QFs. Therefore, I have considered three potential load conditions: minimum load conditions, when only must-take and hydro resources are in the market; moderate load conditions, when fossil steam units are the marginal units, and peak conditions, when peaking capacity sets the market price. My analysis makes extremely conservative assumptions on the amount of competing capacity that would be in the market in each setting.

Q.  WHY IS SOUTHERN CALIFORNIA THE MOST CONSERVATIVE POSSIBLE
    DESTINATION MARKET?
A. Southern California is the smallest possible relevant market because of the nature of transmission pricing under the California restructuring and the absence of transmission constraints within southern California.
     Under the restructuring proposals embodied in California Assembly Bill 1890, signed into law last year, there is no tariff pancaking within southern California indeed, there is none using the transmission owned by California utilities. Hence, transmission pricing cannot define a smaller market (i.e., no individual utility in California can properly be considered a destination market separate from other California utilities).
     In addition, I am advised by SDG&E that the company has identified no constraints that limit the flow of power within southern California.<F16>
-----------------------------------------------------------------
<F16>  SDG&E has previously reported to the Commission that the simultaneous import limit (SIL) may, at times, constrain transfers into the San Diego Basin, and has proposed mitigation measures to address that possibility. It is important to recognize that this "constraint" is a construct of the market power analysis. That is, the analysis for the WEPEX filing noted that the SIL could bind if SDG&E were to withdraw capacity in order to drive up prices. This does not mean that, in practice, there is a transmission constraint within southern California. Indeed, given the SDG&E undertaking to keep its units available and bid them into the PX at marginal cost, it is unlikely that the SIL will bind. In any event, there are no wholesale electricity customers within the San Diego Basin that could be affected by this posited constraint.
-----------------------------------------------------------------
     Hence, all generation in southern California competes on an essentially equal basis to serve all southern California utilities.

Q. WHY IS IT CONSERVATIVE TO ASSUME THAT ONLY SOUTHERN CALIFORNIA GENERATION COMPETES IN SOUTHERN CALIFORNIA DESTINATION MARKETS?
A. Southern California is heavily interconnected to northern California, to the Pacific Northwest, and to the Desert Southwest. Historically, it imports large amounts of energy, even under transmission pricing provisions that are less favorable to imports than those that will apply in the future. The links to the Desert Southwest are historically unconstrained. While flows from the north are sometimes constrained, even during those periods there are significant imports.
     Further, much of the capacity that I have conservatively excluded from the market such as Southwest nuclear and minemouth coal units and northern nuclear and hydro units would be included under the Commission's delivered price test.

Q. DO THE MERGING COMPANIES SERVE DESTINATION MARKETS OUTSIDE OF SOUTHERN CALIFORNIA?
A. Yes. SDG&E is directly connected to utilities in the Desert Southwest, Northern California and the Pacific Northwest. Its direct connections are shown on Exhibit No. ___ (WHH-5).
     PE serves no destination markets as FERC has defined them. All of its output is committed under long term contracts with existing customers, so it cannot compete in any market.

Q. HOW DO YOU KNOW THAT THE EFFECT OF THE MERGER ON CONCENTRATION IN SOUTHERN CALIFORNIA WILL BE GREATER THAN THE EFFECT IN ANY OTHER DESTINATION MARKET?
A. Almost all of the merged company's capacity will be in southern California. Because the effect of a merger on HHIs
depends solely on the shares of the merging parties (the   change
in HHI is equal to two times the product of the companies' pre-merger shares), the change in HHI will be greatest in the markets where the shares are largest.
     As an example to show why southern California is, from the merging company's perspective, the least favorable market definition, consider an alternative destination utility, for example, Arizona Public Service (APS). All of the southern California capacity that SDG&E competes with in the southern California market I am analyzing would also compete to the same degree in Arizona. This is true even if there are transmission limitations, since a limitation that requires that other southern California capacity be "squeezed down" would have the same pro rata effect on the merged company's capacity. However, there would be other capacity included in the APS market. Hence, the merged companies' market shares must be smaller than in southern California and it follows that the HHI change caused by the merger also would be smaller. This same logic applies also to all other destination markets outside southern California.

Q. HAVE YOU ALSO ADOPTED A CONSERVATIVE DEFINITION OF COMPETING CAPACITY UNDER THE COMMISSION'S DELIVERED PRICE TEST?
A. Yes. In addition to assuming that no capacity from outside southern California can be counted, I also have very conservatively restricted the definition of competing capacity within southern California under different load conditions.
     It is at least theoretically possible that during very low load hours, the only generation required to serve load will be must-take resources and very low-cost generation, such as hydro generation. Because SDG&E's and PE's generation capacity of this sort is limited and their ability to profit from increased market prices for that capacity is trivial at most, it is highly unlikely that the merger could create market power under these load conditions.
     SDG&E has no hydro capacity. Its must-take capacity consists of its share of the San Onofre Nuclear Generating Station (SONGS), which it does not operate (and the revenues of which are based on a performance incentive mechanism approved by the CPUC and thus independent of market prices), and the QFs in its territory, in which it has no ownership interest. PE will have a total of 15 MW of QF capacity in southern California (2 MW of which lie in the SDG&E territory), a tiny amount relative to the amount of must-take capacity in the region as a whole. Consistent with PURPA, PE will not hold a majority interest in any of its QFs at the time of the merger. During low-load periods, PE's 15 MW will be the combined company's only capacity that could be used to affect market prices or that could benefit from artificial increases in market prices (under the
California restructuring legislation, QFs will receive market-based prices). It would surely be impossible for this amount of capacity to affect market outcomes in the southern California market. Because this conclusion is so clear, I have not separately examined the merger-induced HHI change for periods of low load; as I discuss below, however, my examination of moderate load periods provides ample confirmation.
     To examine market conditions during periods of somewhat higher load, when fossil steam units will set the market price, I have made the most restrictive assumption possible: that the only fossil steam units in the market will be those owned by SDG&E (i.e., SDG&E's Encina and South Bay gas units, but not its peaking combustion turbines). Must-take capacity, including nuclear and QF<F17>
-----------------------------------------------------------------
<F17>  I have reduced the cogeneration figures for each of the utilities by the amount of PE capacity in their service
territories.
-----------------------------------------------------------------
capacity in southern California owned by others, along with
hydro capacity, is also assumed to be "in the market" during these hours. Thus, I have included all of the capacity that would be included under a delivered price test when the price is such that all of SDG&E's capacity, but no competing steam capacity, is in the market according to the delivered price test. This set of conditions may never exist in the real world, since they assume that SDG&E's steam capacity is lower in cost (by at least 5 percent) than any other utility-owned fossil capacity in southern California. However, this stylized market conservatively represents any possible similar real world market, in that inclusion of any additional steam or combined cycle capacity would simply reduce the merging companies' shares and hence the change in HHIs. I excluded peaking units from this analysis because in load conditions in which no non-SDG&E steam units were running, the peaking units of SDG&E and others certainly would not be running.
     Even using this extremely conservative definition of competing capacity, the HHI change for the southern California is a mere eight points (Exhibit No. ___ (WHH-6)). This demonstrates that the merger essentially has no effect on market concentration, even when the market is severely restricted.<F18>
-----------------------------------------------------------------
<F18>  This analysis reflects PE's ownership share of its QFs after the PURPA-mandated divestiture. This is consistent with Commission treatment of capacity in jointly owned plants. Even if PE were able to control the entire capacity of those plants, however, my conclusions would not change. After the divestiture, PE will own shares in plants in southern California with a total capacity of 30 MW. If one assumed that PE controlled the availability of the entire 30 MW, PE's share when SDG&E's steam units were on the margin would be 0.3 percent and the HHI change would be 16 points.
-----------------------------------------------------------------
   This analysis also demonstrates that the merger can have no effect on competition during low-load periods. It includes almost all of SDG&E's capacity, but only the must-take and hydro resources of other companies. If the market in low-load hours were restricted to must-take and hydro resources, the must-take and hydro capacity of other companies would remain in the market, but the many hundred megawatts of SDG&E gas capacity would be eliminated. The merging companies would have a correspondingly smaller presence.
     This analysis includes all of the merged company's capacity except for its peakers. That is, there is no capacity owned by the merging parties except for the peakers that is not included in it. In order to assure that there is no other set of circumstances in which the change in HHIs would be higher than those calculated above, I have also considered a second market condition in which the load level, and thus the price at the destination market, is higher high enough that all of the merging parties' capacity, including SDG&E's peakers, are included in the computation of HHIs.
     Under this high price regime, essentially all capacity in southern California will meet the delivered price test. Using this product market definition, the HHI change is just two points in the southern California market (Exhibit No. ___ (WHH-7)).<F19>
-----------------------------------------------------------------
<F19>  The analysis includes the effect of the announced SCE divestiture. While this affects the measured concentration level of the market, it does not affect the HHI change induced by the proposed merger.
   The SCE divestiture does not involve its must-take or hydro capacity, and therefore does not affect the analysis reported in Exhibit No. ___ (WHH-6).
   If PE controlled all capacity in the QFs in which it will have a share (30 MW), the PE share would be 0.1 percent and the HHI change would be three points.
-----------------------------------------------------------------
   To determine whether PE's QF capacity in northern California (which will total 22.75 MW at the time of the merger) could affect the market concentration analysis, I have examined a geographic market that includes capacity in northern as well as southern California.<F20>
-----------------------------------------------------------------
<F20>  I have incorporated PG&E's announced divestiture in the analysis. PG&E, like SCE, has not announced any plans to divest must-take or hydro capacity. Including the divestiture affects only the overall market concentration level and does not affect the HHI change resulting from the merger.
-----------------------------------------------------------------
     The HHI changes in this market are five points (when SDG&E gas steam units are on the margin; Exhibit No. ___ (WHH-8)) and one point (when prices are high enough that peaking units are running; Exhibit No. ___ (WHH-9)).<F21>
-----------------------------------------------------------------
<F21>  The northern California QFs in which PE will have some share have a total capacity of 45.5 MW. If the HHI calculations were to consider all of that capacity to be under PE's control, the PE capacity would be 75.5 MW (45.5 MW in northern California and 30 MW in southern California). If SDG&E gas steam units were on the margin, the PE share would be 0.4 percent and the HHI change would be 10 points. If peakers were included in the market, the PE share would be 0.2 percent and the HHI change would be two points.
---------------------------------------------------------------
Q. WOULD YOUR CONCLUSIONS CHANGE IF THE ANALYSIS INCLUDED ENOVA ENERGY'S SHARE OF THE MERCHANT PLANT THAT IS CURRENTLY BEING PLANNED FOR SOUTHERN NEVADA?
A. No, they would not. I am informed that Enova Energy is in the process of negotiating the terms of its involvement in this project, and that while it currently plans to hold a 37.5 percent equity interest in the plant (157.5 MW of the plant's total capacity of 420 MW), no final commitments have been made. Including this project's capacity would not affect the conclusions I have put forward because, during those periods when its energy would be able to compete in the California spot market, energy from the abundant generation resources in the Southern Nevada area (and likely the Desert Southwest) would also be able to compete in California. The merger would have no effect on the competitiveness of such a large market.

Q. BASED ON YOUR ANALYSIS, DO YOU FIND ANY REASON TO BELIEVE THAT THE DETAILED SCREENING ANALYSIS WOULD REVEAL THAT THE MERGING PARTIES HAVE MARKET POWER JOINTLY, OR THAT THE PROPOSED MERGER WILL CREATE OR ENHANCE MARKET POWER?
A. No. I have emphasized that my analysis excludes a great deal of capacity that would be included in any delivered price analysis. It also uses the most conservative geographic market definitions. The results show unambiguously that the proposed merger meets the criteria set forth in the Merger Guidelines.
The time-consuming and costly examination contemplated in the screening analysis would necessarily produce results that show the merger to have even smaller effects than those I have calculated above.
     I am advised that, should the Commission nonetheless find that the combination of PE's minuscule capacity resources with the SDG&E resources requires the screening analysis, PE has committed to selling its entire share of the QF facilities in order to facilitate the timely review of the merger.

Q. IN PREVIOUS SUBMISSIONS TO THIS COMMISSION, SDG&E HAS ACKNOWLEDGED THAT IT MAY, AT TIMES, HAVE MARKET POWER WITHIN THE SAN DIEGO BASIN. PLEASE DESCRIBE THAT MARKET POWER AND ITS RELEVANCE TO THIS PROCEEDING.
A. As referenced earlier in my testimony, SDG&E has previously reported to this Commission and the CPUC, it is possible that the simultaneous import limit (SIL) on transfers into the San Diego Basin, which will bind in about 750 hours a year, could confer retail market power on SDG&E under the CPUC plans for open access.<F22>
-----------------------------------------------------------------
<F22>  This constraint does not affect wholesale competition because, as I have noted, no utilities other than SDG&E lie within the Basin, and SDG&E has no transmission-dependent utilities (TDUs) either within or outside the Basin.
-----------------------------------------------------------------
   The proposed merger, however, will have no effect on the market power conferred by the SIL. There will be no change in the pattern of ownership of the physical transmission and generation system, and the merger will not change SDG&E's plans to upgrade its transmission into the Basin. Consequently, the merger will not change the impact of the SIL constraint. In any event, SDG&E has proposed mitigation measures that both eliminate its ability to manipulate market prices through its bidding practices for its units and remove any financial benefits it would receive from an artificial increase in market prices. Specifically, SDG&E has proposed to bid its non-nuclear generation into the PX at marginal cost. It also proposes to offset any market revenues it collects in excess of marginal cost against regulated recovery of fixed operations and maintenance costs.

Q. DO THE ACTIVITIES OF THE MERGING PARTIES' MARKETING AFFILIATES, ENOVA ENERGY AND ENSOURCE, CREATE POTENTIAL MARKET POWER ISSUES?
A. No. Ensource's and Enova Energy's activities have no effect on competition in electricity products. As a factual matter, Ensource has made no power marketing transactions and has filed to cancel its tariffs. It has therefore never been a competitor in electricity products, nor will it be. Similarly, Enova Energy has made no wholesale sales of electricity to date, and has no long-term purchase contracts. I have already discussed why Enova Energy's possible participation in a Nevada merchant plant will not affect the analysis of this merger.

Q. WILL THE COMPETITIVENESS OF TRANSMISSION SERVICES BE AFFECTED BY THE CONSUMMATION OF THE PROPOSED MERGER?
A. No. In this case, competition in transmission services will not be affected by the proposed merger. First, while Enova (through SDG&E) owns electric transmission facilities, PE owns none (directly or indirectly through subsidiaries). Therefore, the merger does not combine ownership of transmission, and therefore can have no effect on the availability of transmission alternatives for transmission purchasers. Second, Commission Orders No. 888 and 889 ensure that transmission owners such as SDG&E will not be able to foreclose access to any transmission facilities. Third, as part of the California restructuring, SDG&E will turn over operational control of its transmission facilities and Pacific Intertie entitlements to the California ISO.

Q.  YOUR DISCUSSION ABOVE HAS FOCUSED ON ELECTRICITY MARKETS.
    THE PROPOSED MERGER INVOLVES A GAS UTILITY AND AN ADJACENT GAS ELECTRIC UTILITY. WILL COMPETITION BETWEEN GAS AND ELECTRICITY BE ADVERSELY AFFECTED BY THE MERGER?
A   No, it will not.  Horizontal competition can occur between two different products only if the products are effective economic substitutes for each other. This is not currently the case for gas and electricity, nor is it likely to be the case in the future. First, it is important to recognize that at the wholesale level, there is no substitutability whatsoever between natural gas and electricity. An electric utility seeking to purchase electricity to re-sell to retail customers cannot decide to buy natural gas instead. Thus, any possible substitutability between natural gas and electricity will occur only at the retail level.
     Even at the end-use level, relatively little
substitutability can occur between gas and electricity. Any substitution possibilities that exist tend to take considerable time to occur due to the need to change durable capital equipment to substitute between them.
     Moreover, at current prices, and at future prices as currently foreseen, most end uses clearly are better served by one form of energy or the other. These factors all contribute to the conclusion that gas and electricity should not be considered as substitutes for each other.
     For example, the California Energy Commission ("CEC"), in its modeling of commercial electricity demand, has found that demand for electricity is unaffected by gas prices, suggesting that gas and electricity are not substitutes for each other for the entire commercial sector.<F23>
-----------------------------------------------------------------
<F23>  California Energy Commission, "Staff Report:  California
Energy Demand: 1995-2015, Volume II, Electricity Demand Forecasting Methods ("CEC 1995 Forecasting Methodology"), at 3-65.
-----------------------------------------------------------------
    The CEC further assumes that, even for those residential end uses where substitution is possible, it is "minor,"<F24>
-----------------------------------------------------------------
<F24>
   CEC 1995 Forecasting Methodology, at 2-10.
-----------------------------------------------------------------
    and finds that "electrical energy use [in the process and extraction industries] does not have significant inter-fuel competition."<F25>
-----------------------------------------------------------------
<F25>  CEC 1995 Forecasting Methodology, at 6-3.
-----------------------------------------------------------------
   In addition, open access competition for serving retail electricity customers in California will mean that there will be such strong intra-fuel competition that any incentives consumers might have to substitute between fuels will be far outweighed by the intensity of competition among the providers of each fuel. Clearly, electricity provided by any of the many retailers expected to enter retail markets is closely substitutable for electricity provided by any single electricity retailer, far more closely than is gas.
     Finally, while I am aware that the topic of electric/gas convergence is frequently discussed in today's energy industry, I do not believe that the concept of convergence suggests that gas and electricity are meaningful substitutes. None of the frequently cited examples of convergence suggests that customers will actually substitute, to any meaningful extent, between electricity and gas in a given application. Instead, gas tolling and arbitraging the "sparks spread" are simply means by which enterprising companies can provide value to customers in certain circumstances. The predicted desire of consumers to consolidate their activities with a single supplier of energy services is simply a reaction to information acquisition costs and to the transaction costs of paying multiple providers for similar services.
     This "economy of scope" in energy retailing is not, however, "convergence," in the sense that electricity and gas have become substitutes. Indeed, none of the examples of convergence of which I am aware suggests that gas and electricity are effective substitutes.

Q. YOU HAVE DESCRIBED THE VERY LIMITED COMPETITION THAT EXISTS BETWEEN ELECTRICITY AND NATURAL GAS. WILL THE CONSUMMATION OF THE PROPOSED MERGER REDUCE THAT MINIMAL COMPETITION?
A. No, it will not. Because of the absence of wholesale substitutability, competition between gas and electricity can exist only at the retail level. SDG&E is a combination utility and already owns the gas system serving the geographic area containing well over 90 percent of its electric customers.
Hence, the merger does not change the competitive picture for such customers. The great bulk of SoCalGas's customers are in the franchise areas of other electric utilities that are not parties to this merger. Hence, competition there is also unaffected. The only area in which it hypothetically could be affected is a small overlap area in southern Orange County that contains approximately 80,000, or about seven percent, of SDG&E's electric customers and less than two percent of SoCalGas's customers. Only in this area will the merger mean that the franchised local gas utility and the franchised local electric utility become commonly owned.
     I am informed that in this overlap area, residential and light commercial customers constitute the overwhelming majority of load. The area contains only seven customers eligible for non-core service. Because the overlap is part of SoCalGas's franchised gas service area, rather than part of open territory that could be serviced by more than one company, its hookups and core service are all subject to the system-wide tariffs on file with the CPUC.

Q. HOW MIGHT COMPETITION IN THIS LIMITED OVERLAP AREA BE AFFECTED BY THE PROPOSED MERGER?
A. I do not believe that competition in this relatively small overlap area will be adversely affected by the merger. Customers in the overlap area face the same economic and technical limits on gas/electric competition that I discussed earlier. The opportunities for switching fuels are limited to long-run decisions on equipment purchases in a few end uses. Further, the vigorous competition among electricity retailers and among gas retailers will be far more important than competition between the fuels. Finally, those customers without access to competing retail suppliers will be served under regulated tariffs.
     All customers in the overlap area are electricity customers, and their rates are currently set by CPUC-approved tariff. Those that also have gas hookups will be able to engage in whatever limited fuel switching that is technically and economically feasible, with or without the merger: Because the vast bulk of SoCalGas's customers in the overlap area are core customers, they purchase their gas subject to CPUC-approved tariffs. Clearly, neither SDG&E nor SoCalGas will be able to increase prices for its franchise customers without regulatory approval. Five of the seven customers eligible for non-core service have elected to pay non-core transportation rates for their gas supplies, and all five have chosen to use companies other than SoCalGas to procure
their gas supplies.   Of the two remaining customers eligible for
non-core service, one has chosen to pay core transportation rate to SoCalGas and to procure its gas through a company other than
     SoCalGas. The other has elected to pay core transportation rates and to purchase gas from SoCalGas. With retail access in gas available either directly or through core aggregation, and electric retail access coming in the relatively near future, even the existing customers purchasing under core tariffs will be able to choose from among many suppliers of both fuels. As I have noted, the CPUC and this Commission will assure by their open access requirements that neither SDG&E (in electricity) nor SoCalGas (in gas) can limit vigorous competition from numerous other suppliers of the same fuel. The merger of two of those many competitors will not affect the options available to those customers. Thus, to the extent that there is interfuel competition in the overlap area, it will continue or increase after the merger: many sellers of electricity will vie with many sellers of gas.

Q. DOES THE PROPOSED MERGER OF A GAS TRANSPORTATION COMPANY AND A COMPANY THAT OWNS GAS-FIRED GENERATION CREATE THE POTENTIAL FOR VERTICAL MARKET POWER OR AFFILIATE ABUSE?
A. I do not believe that the affiliation of SDG&E with SoCalGas, which delivers gas to SDG&E and throughout the rest of southern California, presents any meaningful concern about the potential for vertical market power or affiliate abuse. Vertical market power would arise if SoCalGas could impose unfavorable gas delivery costs on other owners of gas-fired generation, which artificially pushed up the costs of generators competing with
     SDG&E and permitted SDG&E to gain market share and higher profits on its gas-fired generation. As the testimony of Mr. Hartman makes clear, however, SoCalGas is prevented (by CPUC regulations and by its own commitments to comply with Order No. 497's provisions on transportation rate discounts and not to provide SDG&E with sensitive market information) from favoring SDG&E.

Q. COULD THIS MERGER ADVERSELY AFFECT COMPETITION IN ELECTRICITY-RELATED BUSINESSES, SUCH AS POWER MARKETING OR ENERGY SERVICES?
A. No. Ensource and Enova Energy are relatively new participants in power marketing and have made no wholesale purchases or sales. The elimination of Ensource as a power marketer therefore would not affect competition in power marketing. More importantly, power marketing itself is characterized by very easy entry and is a highly competitive business in which power marketers act only as intermediaries. A market characterized by easy entry and many players is highly unlikely to be vulnerable to the attempted manipulation of prices by any participant, and it is equally unlikely that a combination of two power marketers even power marketers much larger than the two tiny competitors at issue here would result in the creation of market power. Similarly, there are many actual competitors beginning to provide energy services, and many more potential competitors waiting in the wings.
     An important reason for the conclusion that the merging parties' power marketing operations are of no concern is that power marketing, in and of itself, conveys no control over resources that could be withdrawn from the market. Most power contracts between generators and power marketers are short term; even if a marketer assembled enough such contracts to affect prices, the result would be quite temporary. Further, the terms of most such contracts usually convey to the power marketer no ability to withhold capacity.
     As noted earlier, the marketing affiliates of Enova and PE do not have power purchase contracts of any type in the WSCC.

V.  CONCLUSIONS

Q.  PLEASE SUMMARIZE YOUR CONCLUSIONS.

A. This merger poses no anticompetitive concerns. It will not reduce competition in electric generation. The merging parties are at most minor competitors in a market that includes much larger suppliers. Because of the extremely limited substitutability between gas and electricity, they do not compete in the provision of substitutes for electricity. Nor will competition in generation be affected by SoCalGas' operation of gas distribution facilities; CPUC regulation, and SoCalGas' undertaking that discounts provided to SDG&E will be available to similarly-situated shippers, will ensure that vertical market power will not be exercised.
     Transmission-related competition similarly will be unaffected by the merger. The merging parties are not competitors in transmission services; PE owns no transmission facilities.
     Nor is there any potential for the exercise of vertical market power through control of transmission lines; SDG&E has filed an open-access tariff and will cede operational control of its system to the California ISO.
     The merger will not reduce competition in the limited area in which their gas and electric franchises overlap. The nature of retail competition in gas and electricity will ensure that energy prices are set competitively. CPUC oversight of the gas and electric distribution functions within the overlap area will ensure that the prices for regulated services will be set appropriately.
     Competition in other electricity-related markets, such as energy services or power marketing, will not be affected by the merger.
     In short, the proposed merger will not reduce the competitiveness of any market.

Q. DOES THIS CONCLUDE YOUR PREPARED DIRECT TESTIMONY?
A. Yes, it does.